Exhibit 99.2
Results for Announcement to the Market
James Hardie Industries plc
ARBN 097 829 895

Half Year Ended 30 September 2020
Key Information	Half Year Ended 30 September
	FY 2021 US$M	FY 2020 US$M	Movement
Net Sales From Ordinary Activities	1,363.1	1,316.9	Up	4%
Profit From Ordinary Activities After Tax Attributable to Shareholders	96.2	189.6	Down	49%
Net Profit Attributable to Shareholders	96.2	189.6	Down	49%
Net Tangible Assets per Ordinary Share	US$1.79	US$1.52	Up	18%

Dividend Information
•On 5 May 2020, the Company announced the suspension of dividends until further notice.
•On 10 November 2020, the Company announced the expectation to reinstate the ordinary dividend beginning with a full year fiscal year 2021 ordinary dividend to be announced in May 2021.

Movements in Controlled Entities during the half year Ended 30 September 2020
There were no movements in controlled entities during the half year ended 30 September 2020.

Associates and Joint Venture Entities
FELS Recycling GmbH (51%); Aplicaciones Minerales S.A. (28%)

Review
The results and information included within this report have been prepared using US GAAP and have been subject to an independent review by external auditors.

Results for the 2nd Quarter and Half Year Ended 30 September 2020

Contents

1.	Media Release
2.	Management's Analysis of Results
3.	Management Presentation
4.	Condensed Consolidated Financial Statements
5.	Half-Yearly Directors' Report
James Hardie Industries plc is incorporated under the laws of Ireland with its corporate seat in Dublin, Ireland. The liability of members is limited. The information contained in the above documents should be read in conjunction with the James Hardie 2020 Annual Report which can be found on the company website at www.jameshardie.com.